FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Persons Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

The following individuals, who are all Directors of the Company, have notified us that they have purchased AstraZeneca PLC Ordinary Shares of $0.25 each or AstraZeneca American Depositary Shares (ADSs).

One AstraZeneca ADS equals one AstraZeneca PLC Ordinary Share of $0.25.

Name of Director	Date of notification	Date of purchase	Number of shares purchased	Purchase price
Bruce Burlington	28 April 2015	27 April 2015	600	$71.03
Graham Chipchase	28 April 2015	28 April 2015	1,100	4606p
Shriti Vadera	29 April 2015	29 April 2015	3,500	4563p

A C N Kemp
Company Secretary
29 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary